AMENDMENT NO. 1 TO
                                    FORM N-8F

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

Application pursuant to section 8(f) of the Investment Company Act of 1940 ("Act") and Rule 8f-1 thereunder for Order Declaring that Company Has Ceased to be an Investment Company.

Name of Applicant:

         AMERICAN ASSOCIATION OF HOMES FOR THE AGING TAX-FREE TRUST, HIGH
               INCOME SERIES 1 (THE "TRUST")

Address of Principal Executive Office: (No. & Street, City, State, Zip Code)

         1221 POST ROAD EAST, WESTPORT, CT 06880

Classification of Applicant (face-amount certificate company, unit investment trust, or management company):

         UNIT INVESTMENT TRUST

Investment Adviser(s):

Name:

Address:

Principal Underwriter(s):

Name:  HERBERT J. SIMS & CO., INC.

Address:  1221 POST ROAD EAST, WESTPORT, CT  06880

If Applicant is a management company:  NOT APPLICABLE

(1)  check appropriate box:

Open-end:  NOT APPLICABLE

[ ] Diversified

[ ] Non-Diversified

Closed-end:  NOT APPLICABLE

[ ] Diversified

[ ] Non-Diversified



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(2) Is there any unit investment company registered under the Act which serves or has served as a vehicle for investment, through periodic payment plans or otherwise, in Applicant? If so, state the name(s), file no(s). (811- ) and business address(es) of all such unit investment trusts.

If Applicant is a unit investment trust:

Depositor:

Name:             HERBERT J. SIMS & CO., INC.

Address:          1221 POST ROAD EAST, WESTPORT, CT  06880

Trustee:

Name:             CHASE MANHATTAN BANK, N.A.

Address:          FOUR NEW YORK PLAZA, NEW YORK, NY  10004

Designate the basis upon which the application is being made:

[ ] A. Applicant has never made a public offering of its securities, has not more than 100 securityholders for purposes of Section 3(c)(1) of the Act and the rules thereunder, and does not propose to make a public offering or engage in business of any kind ("Abandonment" or "Type A").

[ X ] B. Applicant (1) has distributed substantially all of its assets to its securityholders and has effected, or is in the process of effecting, a winding-up of its affairs ("Liquidation") or "Type B", and (2) is not a "Type C" company as defined below.

[ ] C. Applicant has (1) sold substantially all of its assets or securities to another investment company: or (2) merged into or consolidated with another registered investment company ("Merger" or "Type C").

This form shall serve as an application only for such companies as defined in Rule 8f-1 adopted under the Act [17 CFR 270.8f-1]. It shall be filed in the manner described in Rule 0-2(a) and (b) promulgated under the Act [17 CFR 270.0-2(a), (b)]. The filing of this application shall be accompanied by the authorizations described in Rule 0-2(c) [17 CFR 270.0-2(c)], and by any applicable fees, in the manner and amount prescribed by Rule 0-5 [17 CFR 270.0-5].

Every amendment to this application shall be filed in accordance with the procedures described in Rule 0-2(a), (b), (c) and (d) [17 CFR 270.0-2 (a), (b),
(c), (d)].

Any other registered investment company may use this form as a guide in the preparation of an application for an order pursuant to Section 8(f) of the Act. However, in such case, Rule 0-2, in its entirety, shall apply.


I. ALL APPLICANTS. The following items shall be completed by all Applicants:

 1. State the date Applicant registered under the Act, and the date any registration statement was filed by Applicant (excluding amendments thereto) pursuant to Section 8(b) of the Act [15 U.S.C. 80a-8(b)].


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         DATE OF EFFECTIVENESS OF REGISTRATION STATEMENT: MARCH 12, 1988;
         REGISTRATION STATEMENT FILED BY APPLICANT ON JULY 20, 1987 PURSUANT TO
         SECTION 8(B) OF THE ACT, FILE NUMBER 811-5249.

 2. Describe briefly any registration statements filed, with respect to securities issued by Applicant, pursuant to the Securities Act of 1933 (excluding post-effective amendments thereto), including the date(s) of filing, the amounts, titles and classes of securities covered by such registration statements, and the date(s) on which (i) such statements became effective, and (ii) any initial public offering(s) commenced.

         REGISTRATION STATEMENT ON FORM S-6 FILED PURSUANT TO THE SECURITIES ACT OF 1933 ON JULY 20, 1987, FILE NUMBER 33-15907; 4,050 UNITS OF
         BENEFICIAL INTERESTS OF AMERICAN ASSOCIATION OF HOMES FOR THE AGING TAX-FREE TRUST, HIGH INCOME SERIES 1.

         DATE OF EFFECTIVENESS: MARCH 12, 1988

         DATE INITIAL PUBLIC OFFERING COMMENCED: MARCH 12, 1988

 3. State the present status of Applicant's legal existence under the state law pursuant to which it was created.

         THE TRUST WAS FORMED PURSUANT TO A TRUST INDENTURE AND AGREEMENT (THE "TRUST INDENTURE") DATED AS OF MARCH 8, 1988, AMONG HERBERT J. SIMS & COMPANY, INC., AS DEPOSITOR AND EVALUATOR, SECURITY PACIFIC NATIONAL TRUST COMPANY (NEW YORK) ("SECURITY PACIFIC"), AS TRUSTEE, AND STANDARD & POOR'S CORPORATION, AS INITIAL EVALUATOR. SUBSEQUENT TO THE FORMATION OF THE TRUST, UNITED STATES TRUST COMPANY OF NEW YORK ("UST") BECAME THE SUCCESSOR TO THE RIGHTS OF SECURITY PACIFIC UNDER THE TRUST INDENTURE. SINCE THE APPOINTMENT OF UST AS SUCCESSOR TRUSTEE, CHASE MANHATTAN BANK, N.A. HAS BECOME SUCCESSOR BY MERGER. THE TRUST WAS FORMED UNDER THE LAWS OF THE STATE OF NEW YORK AND WAS NOT REQUIRED TO MAKE ANY FILINGS WITH THE NEW YORK SECRETARY OF STATE.

         PURSUANT TO SECTION 1.02 OF THE TRUST INDENTURE, THE TRUST MAY BE TERMINATED AT ANY TIME IF THE VALUE OF THE TRUST IS REDUCED TO LESS THAN 40% OF THE INITIAL AGGREGATE PRINCIPAL AMOUNT OF THE SECURITIES DEPOSITED IN THE TRUST. OVER THE YEARS, A MAJORITY OF THE OUTSTANDING BONDS IN THE TRUST MATURED OR WERE CALLED. AS OF JULY 1998, THE REMAINING PRINCIPAL VALUE OF THE TRUST WAS LESS THAN 40% OF THE ORIGINAL PRINCIPAL VALUE. AS A RESULT, THE TRUSTEE DETERMINED TO LIQUIDATE THE TRUST IN ACCORDANCE WITH THE TERMS OF THE TRUST INDENTURE. IT SOLD THE REMAINING BONDS IN THE TRUST AND DISTRIBUTED PRO RATA THE FUNDS THEN HELD IN THE TRUST UPON SURRENDER OF THE CERTIFICATES. TRUE TRUSTEE CONTINUES TO HOLD CASH FOR THE BENEFIT OF THOSE UNITHOLDERS WHO HAVE NOT SURRENDERED THEIR TRUST CERTIFICATES TO THE TRUSTEE. THE TRUST HAS TERMINATED PURSUANT TO THE TERMS OF THE TRUST INDENTURE.


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 4.      State whether, within the last 18 months, Applicant has, for any reason, transferred any of its assets to a separate trust, the beneficiaries of which were or are securityholders of Applicant. If such an entity has been created, describe fully the circumstances of its creation and attach a copy of all instruments relating to its creation, including a description of any assets placed therein.

         NO

 5. Describe fully the method and amount of all distributions (if any) to securityholders of Applicant made in connection with the winding-up of Applicant's affairs pursuant to such company's dissolution, liquidation, or merger, including the date such event took place.

         THE UNITHOLDERS WERE NOTIFIED VIA U.S. MAIL ON JULY 27, 1998 THAT THE TRUST WAS BEING TERMINATED IN ACCORDANCE WITH THE TERMS OF THE TRUST INDENTURE AMONG HERBERT J. SIMS & CO., INC., AS DEPOSITOR; CHASE MANHATTAN BANK, N.A., SUCCESSOR BY MERGER TO SECURITY PACIFIC NATIONAL TRUST COMPANY (NEW YORK), AS TRUSTEE; AND HERBERT J. SIMS & CO., INC., AS EVALUATOR, DATED MARCH 8, 1988, WHICH WAS FILED WITH THE COMMISSION AS EXHIBIT 1.1 TO PRE-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-6, DATED MARCH 10, 1988, REGISTRATION NO. 33-15907, AND WHICH IS INCORPORATED HEREIN BY REFERENCE.

         THE ASSETS OF THE TRUST WERE SUBSTANTIALLY DISTRIBUTED ON A PRO-RATA BASIS AFTER CERTAIN DEDUCTIONS WERE MADE IN ACCORDANCE WITH THE TERMS OF THE TRUST INDENTURE. A FINAL DISTRIBUTION WAS MADE ON AUGUST 7, 1998 TO THOSE SECURITYHOLDERS WHO SURRENDERED THEIR CERTIFICATES AT THE NET ASSET VALUE PER UNIT OF $43.09. THE TRUSTEE STILL HOLDS CASH FOR THE BENEFIT OF THE HOLDER OF FIVE UNITS WHO HAS NOT SURRENDERED ITS CERTIFICATE TO THE TRUSTEE. THE AGGREGATE AMOUNT OF SUCH CASH IS $215.00.

 6. Describe the value of and nature of any assets retained by Applicant at the time of filing this form and the purposes for which such assets have been retained. State whether such assets have or will be invested in any securities.

         APPROXIMATELY $4,000.00 HAS BEEN RETAINED TO SATISFY THE OBLIGATIONS OF THE TRUST WITH REGARDS TO THOSE UNITHOLDERS WHO HAVE NOT YET TENDERED THEIR CERTIFICATES FOR REDEMPTION.

         $2,661.00(1) has been paid in connection with administrative expenses relating to the liquidation.

         The Trust also holds 9,186.47 units of Adventist Living Centers Liquidating Trust received as a distribution on $7,840,000 Berks County Pennsylvania Municipal Authority Revenue Project Series 1985. These units are not saleable. It is not known when, or if any, distributions will be made from the liquidating trust. All amounts received, after payment of the Trustee's cost of making the distribution, will be distributed to the holders of the Trust as of the termination date.

--------
(1) As of December 31, 1998.

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 7.      Describe briefly the nature of any debts, other than face-amount certificates if Applicant is a face-amount certificate company, or other liabilities of Applicant which remain outstanding.

         DISTRIBUTIONS TO UNITHOLDERS UPON SURRENDER OF CERTIFICATES.

 8. State whether Applicant is party to any litigation or administrative proceedings and, if so, describe the nature of such litigation or proceeding and the position taken by the Applicant therein.

         NONE

 9. State the number of securityholders (if any) of Applicant at the time of filing of this application.

         ONE ACCOUNT TOTALING 5 UNITS REMAINS OPEN AS OF DECEMBER 1, 1999. THE AGGREGATE NET ASSET VALUE OF THE OUTSTANDING UNITS IS APPROXIMATELY $215.00, OR $43.09 PER UNIT.

 10. State whether Applicant is now engaged, or proposes to engage, in any business activities other than those necessary for the winding-up of its affairs. If any activities other than winding-up are taking or will take place, describe the nature and extent of such activities.

         NONE

 11. State any other facts relevant to a consideration that Applicant has ceased to be an investment company.

         NONE

II. ABANDONMENTS. The following item shall be completed by Applicants designated as Type A:

         NOT APPLICABLE

 12. State whether any sales were made by Applicant of securities of which it is the issuer. Indicate the date(s) and amount(s) of such sales, and the consideration received therefor.

         NOT APPLICABLE

III. LIQUIDATIONS OR MERGERS. The following items shall be completed by Applicants designated as Type B or Type C:

 13. State titles, classes and number of securities outstanding, and net asset value attributable to each such class (in aggregate and per share) as of the nearest date practicable preceding liquidation or merger.

         4,050 UNITS OF BENEFICIAL INTERESTS OF AMERICAN ASSOCIATION OF HOMES FOR THE AGING TAX-FREE TRUST, HIGH INCOME SERIES 1. AS OF AUGUST 7, 1998, THE NET ASSET VALUE ATTRIBUTABLE TO THE OUTSTANDING UNITS WAS, IN THE AGGREGATE $174,541.47, OR APPROXIMATELY $43.09 PER UNIT.



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 14.     Describe the expenses incurred in connection with the liquidation or merger and how such expenses were allocated and to whom.

         THE TRUST INDENTURE PROVIDES THAT, UPON TERMINATION OF THE TRUST, THE TRUSTEE WILL FULLY LIQUIDATE THE BONDS THEN HELD, WILL PAY THE ACCRUED TRUST EXPENSES (INCLUDING CERTAIN EXPENSES PAYABLE AFTER TERMINATION, SUCH AS THE COST OF THE FINAL ANNUAL REPORT AND PREPARATION OF TAX RETURNS), AND MAKE A DISTRIBUTION, AGAINST TENDER OF CERTIFICATES, OF THE REMAINING BALANCE TO THE UNITHOLDERS OF RECORD AS OF THE TRUST TERMINATION IN PROPORTION TO THE NUMBER OF UNITS HELD. ALL EXPENSES ARE THUS ALLOCATED TO THE UNITHOLDERS IN PROPORTION TO THE UNITS HELD. THE TRUSTEE HAS INCURRED THE FOLLOWING EXPENSES: ACCRUED FEES OF THE TRUSTEE, $1,637.30; EVALUATOR AND SPONSOR FEE, $270.00; SURVEILLANCE FEE, $713.75; COST OF PREPARATION AND PRINTING OF THE 1998 ANNUAL REPORT, $40.00.

 15. State the existence of any securityholders of Applicant to whom distributions in complete liquidation of their interests have not been made and describe briefly the plans (if any) for the distribution to, or the preservation of the interests of, such securityholders.

         ONE ACCOUNT TOTALING 5 UNITS REMAINS OPEN AND THOSE UNITS HAVE NOT BEEN TENDERED TO THE TRUSTEE AS OF DECEMBER 1, 1999. THE AGGREGATE NET ASSET VALUE OF THE OUTSTANDING UNITS IS APPROXIMATELY $215.00, OR $43.09 PER UNIT. CAPITALLINK HAS BEEN RETAINED BY THE TRUSTEE IN ORDER TO ASSIST IN LOCATING UNITHOLDERS SO THAT THEIR INTERESTS CAN BE COMPLETELY LIQUIDATED.

 16. Describe briefly the disposition of portfolio securities and any other assets of the Applicant in connection with the liquidation or merger (other than distributions made to Applicant's securityholders), the basis of the price received, and the means of sale and any brokerage commissions paid thereon. Attach a balance sheet for Applicant, prepared in accordance with generally accepted accounting principles, which statement need not be audited, as of a date within 90 days immediately preceding the liquidation or merger.

         SEE ATTACHMENT A FOR A DESCRIPTION OF THE DISPOSITION OF PORTFOLIO SECURITIES. SEE ALSO ATTACHMENT B, WHICH IS A BALANCE SHEET OF THE APPLICANT DATED AS OF AUGUST 7, 1998.

 17. Describe briefly any legal action taken to effect the liquidation or merger, including:

                  (a) any action taken by the Board of Directors or similar body authorizing or recommending such events, including the date any such action took place;

         PURSUANT TO THE TRUST INDENTURE, THE TRUST WILL TERMINATE WHEN THE VALUE OF THE TRUST DECREASES TO LESS THAN 40% OF THE INITIAL AGGREGATE PRINCIPAL AMOUNT OF THE SECURITIES DEPOSITED IN THE TRUST. THE TRUST WAS TERMINATED PURSUANT TO THIS PROVISION OF THE TRUST INDENTURE; NO LEGAL ACTION HAS BEEN TAKEN TO EFFECT THE LIQUIDATION.

                  (b) any securityholder authorization which was obtained in connection with such event, including any vote required by law and the results of any such vote:

         NONE REQUIRED

                  (c) the distribution of any proxy material to securityholders regarding such event, state whether such material was filed with the Commission;


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         NONE REQUIRED

                  (d) the filing of any application for an order of the Commission respecting such liquidation or merger, and the disposition thereof by the Commission; and

         NOT APPLICABLE.

                  (e) any action required by state law: state whether Applicant has filed, or intends to file, any article of merger, certificate of dissolution, or similar document pursuant to state law.

         NOT APPLICABLE

IV. MERGERS. The following items shall be completed by Applicants designated as Type C:

         NOT APPLICABLE

 18. State the name and file no. (811- ) of the company which Applicant has merged into, sold substantially all its assets or securities to, or which resulted from the consolidation of Applicant and any other company.

         NOT APPLICABLE

 19. Briefly state the circumstances and details of such merger or consolidation, including the date and terms thereof.

         NOT APPLICABLE

Attach copies of any and all documents described in paragraphs 17(c) and (d) above, and, in the case of a merger, a copy of the merger or reorganization agreement; any such documents which have previously been filed with the Commission may be incorporated herein by reference.

                                 AMERICAN ASSOCIATION OF HOMES FOR THE AGING
                                 TAX-FREE TRUST, HIGH INCOME SERIES 1

                                 By: Herbert J. Sims & Co., Inc., as Depositor



                                          By: /s/ Genevieve Freda
                                              ----------------------------
                                              Genevieve Freda

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                                  VERIFICATION

State of Connecticut)
                                              :ss.:
County of  Fairfield)


                  The undersigned being duly sworn deposes and says that he has duly executed this amended application, dated December 14, 1999, for an order pursuant to Section 8(f) of the Investment Company Act of 1940 declaring that Herber J. Sims & Co. (Name of Company) has ceased to be an investment company, for and on behalf of such company; that she is the Secretary/Treasusrer (Title of Officer) of Herbert J. Sims & Co. (Name of Company), and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                             /s/ Genevieve Freda
                                             ---------------------------------
                                                      (Signature)
                                             (Type or print name beneath)


         Subscribed and sworn to before me, a ___________ (Title of Officer) this 14th date of December, 1999.




[OFFICIAL SEAL]                          /s/ Wendy Lynn Shannon

                                         My commission expires July 31, 2000


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                                  Attachment A


 Number 16.       Describe briefly the disposition of portfolio securities and any other assets of the Applicant in connection with the liquidation or merger (other than distributions made to Applicant's securityholders), the basis of the price received, and the means of sale and any brokerage commissions paid thereon. Attach a balance sheet for Applicant, prepared in accordance with generally accepted accounting principles, which statement need not be audited, as of a date within 90 days immediately preceding the liquidation or merger.

THE VALUE OF THE TRUST HAD DECREASED TO LESS THAN 40% OF THE INITIAL AGGREGATE PRINCIPAL AMOUNT OF THE SECURITIES DEPOSITED IN THE TRUST. THEREFORE, THE TRUSTEE FULLY LIQUIDATED ANY SECURITIES HELD, AND DISTRIBUTED PRO RATA THE FUNDS HELD IN THE TRUST, LESS ANY EXPENSES INCURRED IN CONNECTION WITH THE LIQUIDATION. THE TRUSTEE HAS SOLD THE FOLLOWING SECURITIES PURSUANT TO THE
LIQUIDATION:

                                             Basis of Price Received

                                                           Proceeds                                Brokerage
Description of Disposition of               Par            Exclusive of         Means of           Commissions
Portfolio Securities                        Value          Interest             Sale*              Paid
Lutheran Home of Southbury                  25,000         26,655.50                               None
Inc. Project 1986 Series
10.00% due 12/01/2015

Pomperaug Woods Inc. bonds                 100,000        100,635.00                               None
8.875% due 4/1/2017

Pomperaug Woods Inc. 1987                   25,000         25,065.00                               None
bonds 8.8% Due 4/01/2007

New Hope Foundation 6.6%                    20,000         22,150.00                               None
bonds due 6/1/2007

--------
* All bonds were sold through transactions with third parties at market value.

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                                  Attachment B


                   AMERICAN ASSOCIATION OF HOMES FOR THE AGING
                      TAX FREE TRUST, HIGH INCOME SERIES I

                               STATEMENT OF ASSETS
                                 August 7, 1998



Principal Account                                Trust Property
Cash                                             $174,541.47
9,186.47 Units, Adventist Living Centers         $0.00
Liquidating Trust
Interest Account
Cash                                             $115,169.36
Total                                            $289,710.83
                                                 Liability and Interest
                                                 of Unitholders
Accrued operating expenses                       ($4,180.00)
Net amount applicable to Unitholders             $285,530.83


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